AMENDED SCHEDULE A
TO
INVESTMENT ADVISORY AGREEMENT
BETWEEN
ULTIMUS MANAGERS TRUST
AND
MARSHFIELD ASSOCIATES, INC.

This Amended Schedule A, dated July 26, 2016, modifies the Investment Advisory Agreement, dated December 27, 2015, between Ultimus Managers Trust, on behalf of the Fund listed below, and Marshfield Associates, Inc.

Name of Fund	Fee*
Marshfield Concentrated Opportunity Fund	0.95%

*	As a percent of average daily net assets. Note, however, that the Adviser shall have the right, but not the obligation, to voluntarily waive any portion of the advisory fee from time to time.

ULTIMUS MANAGERS TRUST On behalf of Marshfield Concentrated Opportunity Fund		MARSHFIELD ASSOCIATES, INC.

By:	/s/ David R. Carson	By:	/s/ Christopher M. Niemczewski
Name:	David R. Carson	Name:	Christopher M. Niemczewski
Title:	President	Title:	Managing Principal